EXHIBIT 12.1

The PNC Financial Services Group, Inc. and Subsidiaries

Computation of Ratio of Earnings

to Fixed Charges

Dollars in millions	Three Months Ended March 31, 2005		Year Ended
		2004	2003	2002	2001	2000
Earnings
Pre-tax income from continuing operations before adjustments for minority interest (1)	$468	$1,735	$1,568	$1,821	$564	$1,848
Fixed charges excluding interest on deposits	131	357	346	432	762	1,032

Subtotal	599	2,092	1,914	2,253	1,326	2,880
Interest on deposits	182	484	457	659	1,229	1,653

Total	$781	$2,576	$2,371	$2,912	$2,555	$4,533

Fixed charges
Interest on borrowed funds	$116	$298	$258	$315	$645	$914
Interest component of rentals	15	58	59	58	53	50
Amortization of notes and debentures	0	1	1	1	1	1
Distributions on mandatorily redeemable capital securities of subsidiary trusts	0	0	28	58	63	67

Subtotal	131	357	346	432	762	1,032
Interest on deposits	182	484	457	659	1,229	1,653

Total	$313	$841	$803	$1,091	$1,991	$2,685

Ratio of earnings to fixed charges
Excluding interest on deposits	4.57 x	5.86 x	5.53 x	5.22 x	1.74 x	2.79 x
Including interest on deposits	2.50	3.06	2.95	2.67	1.28	1.69

(1)	As defined in Item 503(d) of Regulation S-K.